UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 26, 2023 (April 25, 2023)

Investcorp Europe Acquisition Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41161	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Century Yard, Cricket Square

Elgin Avenue

P.O. Box 1111, George Town

Grand Cayman, Cayman Islands KY1-1102

(Address of principal executive offices, including zip code)

+1 (345) 949-5122

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IVCBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement

On April 25, 2023, Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability (the “Company”), OpSec Holdings, a Cayman Islands exempted company with limited liability (“Pubco”), Opal Merger Sub I, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of Pubco (“Merger Sub I”), Opal Merger Sub II, a Cayman Islands exempted company incorporated with limited liability and wholly-owned Subsidiary of Pubco (“Merger Sub II”), Orca Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“OpSec”), Orca Midco Limited, a private limited company incorporated under the Laws of England and Wales (“Orca Midco”), Orca Bidco Limited, a private limited company incorporated under the Laws of England and Wales and a subsidiary of OpSec (“Orca”), Investcorp Technology Secondary Fund 2018, L.P., a Cayman Islands exempted limited partnership (“ITSF”), and Mill Reef Capital Fund ScS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg (“Mill Reef”, and together with ITSF, the “OpSec Shareholders”), entered into a Business Combination Agreement (the “Business Combination Agreement”). The Company, together with Pubco, Merger Sub, OpSec, Orca Midco, Orca and the OpSec Shareholders are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

The Business Combination Agreement and the transactions contemplated thereby (the “Transactions”) were unanimously approved by the Company’s board of directors based upon the unanimous recommendation of a special committee of independent directors (the “Special Committee”). The Transactions were also unanimously approved by the boards of directors of each of Pubco, Merger Sub I, Merger Sub II and OpSec, by the OpSec Shareholders and by the sole shareholder of each of Pubco, Merger Sub I and Merger Sub II.

The Business Combination

The Business Combination Agreement provides that, among other things, (1) the OpSec Shareholders will contribute to Pubco all of the issued and outstanding ordinary shares of OpSec (the “OpSec Ordinary Shares”) in exchange for (a) ordinary shares of Pubco (“Pubco Ordinary Shares”) and (b) an aggregate amount in cash equal to $10,000,000 (collectively, the “Share Contribution”), (2) following the Share Contribution, OpSec will merge with and into Merger Sub I, as a result of which the separate corporate existence of OpSec shall cease and Merger Sub I shall continue as the surviving company (the “First Merger”), and (3) following the First Merger, the Company will merge with and into Merger Sub II (the “Second Merger”), as a result of which (a) the separate corporate existence of Merger Sub II shall cease and the Company shall continue as the surviving company, (b) the issued and outstanding Class A ordinary shares of the Company (“Company Class A Shares”) immediately prior to the effective time of the Second Merger (the “Second Merger Effective Time”) shall be exchanged for Pubco Ordinary Shares concurrently with the Second Merger, (c) the issued and outstanding Class B ordinary shares of the Company (“Company Class B Shares”) immediately prior to the Second Merger Effective Time shall be transferred to Pubco in exchange for Pubco Ordinary Shares and (d) the warrants of the Company (the “Company Warrants”) outstanding immediately prior to the Second Merger Effective Time shall cease to represent a right acquire the number of Company Class A Shares set forth in such Company Warrant and will instead be assumed by Pubco and automatically converted into warrants issued by Pubco (“Pubco Warrants”) to acquire an equal number of Pubco Ordinary Shares.

Following consummation of the Transactions, the Company will be a wholly-owned subsidiary of Pubco and OpSec will be a wholly-owned subsidiary of Pubco. OpSec will hold approximately 97% of the issued and outstanding equity of its underlying operating subsidiaries.

The Transactions are expected to close in the second half of 2023, subject to customary closing conditions, including the required approval by the shareholders of the Company (the “Company Shareholders”).

Consideration

Each public unit of the Company outstanding immediately prior to the Second Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one Company Class A Share and one-half of a Company Warrant, which underlying securities shall be converted as set forth below and in accordance with the terms and conditions of the Business Combination Agreement.

At the Second Merger Effective Time, by virtue of the Second Merger and without any further action required on the part of any Party or the holders of securities of the Company or Merger Sub II:

(1)

Company Class A Shares: Each Company Class A Share issued and outstanding immediately prior to the Second Merger Effective Time (after giving effect to redemptions) shall be exchanged for one Pubco Ordinary Share.

(2)

Company Warrants: Each Company Warrant outstanding immediately prior to the Second Merger Effective Time shall cease to represent a right to acquire the number of Company Class A Shares set forth in such Company Warrant and will be exchanged for a warrant to acquire one Pubco Ordinary Share. Each of the Pubco Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Company public warrants.

Concurrently with the Second Merger and after giving effect to the Share Cancellation described below, Europe Acquisition Holdings Limited, a Cayman Islands exempted company (the “Sponsor”) and certain shareholders of the Company (together with the Sponsor, the “Sponsor Members”) will sell and transfer to Pubco, and Pubco will purchase, the outstanding Company Class B Shares in exchange for an equal number of Pubco Ordinary Shares and immediately after the Second Merger Effective Time each such Company Class B Share will be converted into a Company Class A Share.

In connection with the Share Contribution, the OpSec Shareholders will receive, in aggregate, (1) 23,577,550 Pubco Ordinary Shares, (2) an aggregate amount in cash equal to $10,000,000 and (3) the right to receive in aggregate an additional 1,277,550 Pubco Ordinary Shares upon the satisfaction of either of the following conditions (each, “Triggering Event”):

(1)

if at any time from the Second Merger Effective Time through the date that is the tenth anniversary of the Second Merger Effective Time the volume-weighted average price of Pubco Ordinary Shares is greater than or equal to $12.00 over any 20 trading days within any 30 trading day period; and

(2)	if at any time from the Second Merger Effective Time through the date that is the tenth anniversary of the Second Merger Effective Time there is a change of control of Pubco.

Governance

The Parties have agreed to take actions such that, effective immediately after the closing of the Second Merger (the “Second Merger Closing”): (1) the board of directors of Pubco (the “Pubco Board”) shall consist of nine directors, four of whom shall be “independent directors” as defined under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (2) the members of the Pubco Board shall include four individuals designated by OpSec, three individuals designated by the Company and two individuals appointed jointly by OpSec and the Company; and (3) the Parties shall reasonably cooperate to select an initial chair of the Pubco Board. Additionally, the officers of OpSec as of the effective time of the First Merger will become all of the officers of Pubco.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the Parties that are customary for transactions of this type, including, among others, covenants providing for (1) certain limitations on the operation of the Parties’ respective businesses prior to consummation of the Transactions, (2) the Parties’ efforts to satisfy conditions to consummation of the Transactions, including by obtaining any necessary approvals from governmental agencies, (3) prohibitions on the Parties soliciting alternative transactions, which prohibitions with respect to the Company shall be subject to there having been no material event arising after the date of the Business Combination Agreement affecting the Company that was not known to the Special Committee or reasonably foreseeable by the Company as of or prior to the date of the Business Combination Agreement, (4) the Parties’ cooperation and efforts to jointly prepare and Pubco’s obligation to file a registration statement with the Securities and Exchange Commission (the “SEC”) with respect to the Pubco Ordinary Shares and Pubco Warrants (the “Registration Statement”), which Registration Statement shall also contain a proxy statement of the Company for the purpose of obtaining the requisite approval of the Company Shareholders to vote in favor of certain matters, including the adoption and approval of the Business Combination Agreement and approval of the Transactions, at a special meeting to be called for the approval of such matters (the “Company Shareholder Approval”), (5) the Parties’ cooperation and efforts to secure additional capital pursuant to potential private investment in public equity financing, and (6) the protection of, and access to, confidential information of the Parties.

Conditions to Each Party’s Obligations

The obligations of the Parties to consummate the Transactions are subject to certain customary closing conditions, including, but not limited to: (1) the Company Shareholder Approval; (2) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or governmental order that is then effect and which makes the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions; (3) the Registration Statement shall have become effective, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending; and (4) the Pubco Ordinary Shares and the Pubco Warrants shall have been approved for listing on the Nasdaq Capital Market, subject to official notice thereof.

The obligations of Pubco, Merger Sub I and Merger Sub II to consummate the Transactions are also subject to the fulfillment (or waiver) of other customary closing conditions, including, but not limited to: (1) the representations and warranties of the Company, the Target Companies and the OpSec Shareholders being true and correct to the standards applicable to such representations and warranties; (2) each of the covenants of the Company, OpSec and the OpSec Shareholders under the Business Combination Agreement shall have been performed in all material respects; and (3) no material adverse effect with respect to the Company or the Target Companies shall have occurred that is continuing.

The obligations of OpSec, Orca Midco, Orca and the OpSec Shareholders to consummate the Transactions are also subject to the fulfillment (or waiver) of other customary closing conditions, including, but not limited to: (1) the representations and warranties of the Company, Pubco, Merger Sub I and Merger Sub II being true and correct to the standards applicable to such representations and warranties; (2) each of the covenants of the Company, Pubco, Merger Sub I and Merger Sub II under the Business Combination Agreement shall have been performed in all material respects; and (3) no material adverse effect with respect to the Company shall have occurred that is continuing.

The obligations of the Company to consummate the Transactions are also subject to the fulfillment (or waiver) of other customary closing conditions, including, but not limited to: (1) the representations and warranties of Pubco, Merger Sub I, Merger Sub II, OpSec and the OpSec Shareholders being true and correct to the standards applicable to such representations and warranties; (2) each of the covenants of Pubco, Merger Sub I, Merger Sub II, OpSec and the OpSec Shareholders under the Business Combination Agreement shall have been performed in all material respects; and (3) no material adverse effect with respect to the Target Companies shall have occurred that is continuing.

In addition, (1) the obligations of the Parties to consummate the First Merger are subject to the closing of the Share Contribution (the “Share Contribution Closing”) having occurred and (2) the obligations of the Parties to consummate the Second Merger are subject to the Share Contribution Closing and the closing of the First Merger having occurred and the delivery of certain ancillary agreements required to be executed and delivered in connection with the Second Merger.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Share Contribution Closing, including, but not limited to: (1) by written consent of OpSec and the Company; (2) by either OpSec or the Company with written notice to the other Party if the conditions to the obligations of the Parties to consummate the Transactions have not been satisfied or waived by December 17, 2023; (3) by either OpSec or the Company with written notice to the other party, if any governmental authority of competent jurisdiction shall have taken any action or enacted any governmental order, in either case, which has become final and non-appealable, and permanently restrains, enjoins or otherwise prevents consummation of the Transactions; (4) by OpSec with written notice to the Company, if there is any breach of any representation, warranty, covenant or agreement on the part of the Company such that the conditions to OpSec’s obligation to close would not be satisfied at the Second Merger Closing, subject to a cure period; (5) by the Company with written notice to OpSec, if there is any breach of any representation, warranty, covenant or agreement on the part of OpSec, the OpSec Shareholders, Pubco, Merger Sub I or Merger Sub II set forth in the Business Combination Agreement, such that the conditions to the Company’s obligation to close would not be satisfied at the Second Merger Closing, subject to a cure period; (6) by either OpSec or the Company with written notice to the other Party if the Company Shareholder Approval is not obtained for failure to obtain the required vote to approve the Transactions at the meeting of the Company Shareholders; and (7) by OpSec with written notice to Pubco and the Company if there has been a SPAC Adverse Recommendation Change (as defined in the Business Combination Agreement).

The Company has agreed that it will reimburse OpSec for up to $3,000,000 of OpSec’s reasonable and documented out-of-pocket expenses incurred by it in connection with the Transactions if the Business Combination Agreement is terminated (1) by OpSec due to a material breach by the Company of its representations, warranties or covenants that remains uncured after the earlier to occur of (a) 20 days after notice thereof by OpSec or (b) December 17, 2023 (the “Outside Date”), or (2) by the Company (at a time when OpSec could have terminated the Business Combination Agreement) or OpSec as a result of a failure to consummate the Transactions prior to the Outside Date, if the Outside Date was not extended beyond December 17, 2023 after mutual agreement of the Company, OpSec and Pubco to extend the Company’s deadline to complete a business combination.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the Parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision.

Backstop Agreement

On April 25, 2023, concurrently with the execution of the Business Combination Agreement, the Sponsor, the Company, OpSec and Pubco entered into a backstop agreement (the “Backstop Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, the Sponsor has committed to purchase, prior to the Second Merger Closing, equity securities of Pubco, in a private placement, for an aggregate purchase price not to exceed $50 million, to backstop certain redemptions by Company Shareholders.

The foregoing description of the Backstop Agreement is qualified in its entirety by reference to the full text of the form of Backstop Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Insider Letter Amendment

On April 25, 2023, concurrently with the execution of the Business Combination Agreement, the Company and the Sponsor Members have entered into an amendment to that certain Letter Agreement, dated as of December 14, 2021, by and among the Company and the Sponsor Members (the “Insider Letter”), pursuant to which, among other things, the Insider Letter was amended to reduce period of time during which the Sponsor Members have agreed not to transfer their Pubco Ordinary Shares issued in respect of the exchange of their Company Class B Shares.

The foregoing description of the Insider Letter Amendment is qualified in its entirety by reference to the full text of the form of Insider Letter Amendment, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Support Agreement

On April 25, 2023, concurrently with the execution of the Business Combination Agreement, the Sponsor Members, Pubco and the Company have entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, (1) each Sponsor Member agreed (a) to vote all ordinary shares of the Company held by such Sponsor Member in favor of the Business Combination Agreement and the Transactions, (b) 50% of the Pubco Ordinary Shares held by such Sponsor Member as of immediately following the Second Merger Effective Time and after giving effect to the Share Cancellation (as defined below) shall be placed in escrow pursuant to an escrow agreement to be mutually agreed upon, by and among the Sponsor Members, Pubco and a mutually agreed upon escrow agent (the “Sponsor Earnout Shares”) and (c) to abstain from exercising any redemption rights in connection with the redemption of any Company Class A Shares, and (2) the Sponsor further agreed to (a) along with certain other Sponsor Members, surrender for nil consideration and cancel immediately prior to the Share Contribution, but subject to the consummation of the Second Merger, in aggregate, 2,555,100 Company Class B Shares held by such Sponsor Member as of immediately prior to the Share Contribution (the “Share Cancellation”), (b) transfer to the OpSec Shareholders immediately following the Share Contribution, but subject to the consummation of the Second Merger, 2,050,000 Company Warrants held by the Sponsor and (c) reimburse the Company for expenses in excess of $20,000,000, unless such excess expenses have otherwise been approved in writing by OpSec, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The Sponsor Earnout Shares shall be released from escrow pursuant to such escrow agreement and delivered to such Sponsor Member upon the occurrence of a Triggering Event.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the form of Sponsor Support Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreement

At the Share Contribution Closing, the OpSec Shareholders and Pubco shall enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, the OpSec Shareholders agree, subject to customary exceptions, not to transfer their Pubco Ordinary Shares during the period commencing on the date of the Share Contribution Closing and ending on the earlier of (1) the date that is nine months after the Share Contribution Closing and (2) the date on which Pubco undergoes a change of control.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Registration Rights Agreement

In connection with the Transactions, at the Second Merger Closing, and subject to the consummation thereof, (1) the Registration Rights Agreement, dated December 14, 2021, by and among the Company and the Sponsor Members, shall be terminated and (2) Pubco, the OpSec Shareholders and the Sponsor Members shall enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the OpSec Shareholders and the Sponsor Members shall be granted customary registration rights, on the terms and subject to the conditions set forth therein.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of the Registration Rights Agreement, a copy of which is included as Exhibit E to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Warrant Assignment, Assumption and Amendment

In connection with the Transactions, at or prior to the Second Merger Effective Time, the Company, Pubco and Continental Stock Transfer & Trust Company (“Continental”) will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assignment, Assumption and Amendment Agreement”), which amends that certain Warrant Agreement, dated December 14, 2021, by and between the Company and Continental (the “Warrant

Agreement”), pursuant to which, among other things, (1) the Company will assign to Pubco, and Pubco will assume, all of the Company’s right, title and interest in and to the Warrant Agreement and (2) each warrant shall be modified to no longer entitle the holder thereof to purchase Company Class A Shares and instead acquire an equal number of Pubco Ordinary Shares.

The foregoing description of the Warrant Assignment, Assumption and Amendment Agreement is qualified in its entirety by reference to the full text of the form of the Warrant Assignment, Assumption and Amendment Agreement, a copy of which is included as Exhibit J to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On April 26, 2023, the Company and OpSec issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference. Notwithstanding the foregoing, information contained on the websites of the Company, OpSec or any of their respective affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

Furnished herewith as Exhibit 99.2 and incorporated herein by reference is the investor presentation that will be used by the Company and OpSec with respect to the Transactions as described in this Current Report on Form 8-K.

Furnished herewith as Exhibit 99.3 and incorporated herein by reference is a transcript of an investor call to be held on April 26, 2023, with respect to the Transactions, as described in this Current Report on Form 8-K.

On April 26, 2023, copies of the documents furnished herewith as Exhibits 99.4, 99.5 and 99.6 and incorporated herein by reference were disseminated by the Company and OpSec in connection with the announcement of the Combination.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Additional Information and Where to Find It

In connection with the Transactions, a Registration Statement on Form F-4 is expected to be filed by Pubco with the SEC that will include a proxy statement of the Company that will also constitute a prospectus of Pubco (the “Proxy Statement”). The definitive Proxy Statement will be mailed to the Company Shareholders. The Company, OpSec and Pubco urge investors, shareholders and other interested persons to read, when available, the Registration Statement, as well as other documents filed with the SEC, because these documents will contain important information about the Company, OpSec, Pubco and the Transactions. The definitive Proxy Statement will be mailed to the Company Shareholders as of a record date to be established for voting on the Transactions. The Company Shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Investcorp Europe Acquisition Corp I, Century Yard, Cricket Square, P.O. Box 111, George Town, Grand Cayman KY1-1102, Cayman Islands. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

The Company, OpSec, Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company Shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors and executive officers in the final prospectus from the Company’s initial public offering, which was filed with the SEC on December 17, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company Shareholders in connection with the Transactions will be set forth in the Proxy Statement for the Transactions when available. Information concerning the interests of the Company’s and OpSec’s participants in the solicitation, which may, in some cases, be different than those of the Company’s and OpSec’s equity holders generally, will be set forth in the Proxy Statement relating to the Transactions when it becomes available.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Pubco or OpSec, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward Looking Statements

This Current Report on Form 8-K (including certain of the exhibits hereto) includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s, Pubco’s, OpSec’s or the combined company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and OpSec and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of the Company, Pubco, OpSec or the combined company undertakes any duty to update these forward-looking statements.

For example, statements concerning the following include forward-looking statements: (1) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of the Company may not be obtained; (2) the Company’s potential failure to raise sufficient funds in one or more equity financings so as to meet the closing condition under the Business Combination Agreement that requires it to have $50 million of funds (including funds in its trust account, after deducing any amounts paid out for redemptions by the Company Shareholders) as of the closing; (3) the potential inability of Pubco to meet the initial listing standards of the applicable stock exchange following the Transactions, including due to excessive redemptions of the Company’s public shares; (4) costs related to the Transactions; (5) the potential occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Pubco, OpSec or the Company; (6) the potential disruption of Company management’s time from ongoing business operations due to the Transactions; (7) announcements relating to the Transactions potentially having an adverse effect on the market price of the Company’s securities; (8) the potential effect of the Transactions and the announcement thereof on the ability of OpSec to retain customers and hire key personnel and maintain relationships with its customers and suppliers and on its operating results and business generally; (9) risks relating to the growth of OpSec’s business and its ability to realize expected results; (10) risks relating to OpSec’s plans for targeted acquisitions and upscaling organically; (11) risks relating to the growth and expansion of OpSec’s portfolio of solutions; (12) risks relating to the viability of OpSec’s growth strategy, including related capabilities; (13) risks relating to trends and developments in the IP/brand optimization, monetization and protection industry; (14) the risk that the combined company may be adversely affect by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increasing interest rates; (15) variances between the historical financial information OpSec presents and its PCAOB audited financial statements for 2022 which may be significant when they become available; and (16) other risks and uncertainties, including those identified in any proxy statement/prospectus in a Registration Statement on Form F-4 relating to the Transactions (which is expected to be filed by Pubco with the SEC), the “Risk Factors” section of the Company’s registration statement on Form S-1, other documents filed by the Company from time to time with the SEC and any risk factors made available to you in connection with Pubco, the Company, OpSec and the Transactions.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Company’s most recent filings with the SEC and will be contained in the Registration Statement, including the Proxy Statement expected to be filed in connection with the Transactions. All subsequent written and oral forward-looking statements concerning the Company, OpSec or Pubco, the Transactions described herein or other matters attributable to the Company, OpSec, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of the Company, OpSec and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of April 25, 2023, by and among Investcorp Europe Acquisition Corp I, OpSec Holdings, Opal Merger Sub I, Opal Merger Sub II, Orca Holdings Limited, Orca Midco Limited, Orca Bidco Limited, Investcorp Technology Secondary Fund 2018, L.P., and Mill Reef Capital Fund SCS.

10.1	Backstop Agreement, dated as of April 25, 2023, by and among Europe Acquisition Holdings Limited, Investcorp Europe Acquisition Corp I, Orca Holdings Limited and OpSec Holdings.

10.2	Insider Letter Amendment, dated as of April 25, 2023, by and among Europe Acquisition Holdings Limited, Investcorp Europe Acquisition Corp I, Hazem Ben-Gacem, Peter McKellar, Pamela Jackson, Laurence Ponchaut, Adah Almutairi, Baroness Ruby McGregor-Smith, Alptekin Diler and Craig Sinfield-Hain.

10.3	Sponsor Support Agreement, dated as of April 25, 2023, by and among Europe Acquisition Holdings Limited, OpSec Holdings, Investcorp Europe Acquisition Corp I, Peter McKellar, Pamela Jackson, Laurence Ponchaut, Adah Almutairi and Baroness Ruby McGregor-Smith

99.1	Press Release, dated April 26, 2023

99.2	Investor Presentation, dated as of April 26, 2023.

99.3	Investor Call Transcript, dated as of April 26, 2023.

99.4	OpSec Employee FAQ dated as of April 26, 2023.

99.5	E-mail to OpSec employees, dated as of April 26, 2023.

99.6	E-mail to certain OpSec Partners, dated April 26, 2023.

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Certain of the schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Investcorp Europe Acquisition Corp I

Date: April 26, 2023	By:	/s/ Craig Sinfield-Hain
	Name:	Craig Sinfield-Hain
	Title:	Chief Financial Officer